

December 30, 2010

L. Stephen Smith
Chief Executive Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, California 94597

> **Re:** **The PMI Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed April 12, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-13664**

Dear Mr. Smith:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Conditions and Trends Affecting our Business, page 74

1. You disclose on page 2 that in 2009, loss mitigation efforts contributed to approximately $1 billion of workouts of delinquent risk in force. Please provide us draft disclosure for future filings to separately quantify, in terms of risk in force, your loss mitigation efforts related to each significant type of loss mitigation activity, including workouts and loan modifications. Also, describe in the draft disclosure each significant type of loss mitigation activity. In your draft disclosure, quantify the amount of risk in force related to loan modifications that resulted in reduced mortgage payments from interest rate and/or amortization period adjustments, and separately, quantify the modifications that resulted in loan principal reductions.

2. You disclose on page 78 that past rescission activity has materially reduced your loss reserve estimates. Please provide us draft disclosure for future filings to include the following:

    - If true, it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.
    - The rights that the policyholder or beneficiary has as it relates to premium refunds, including whether there are situations that result in a premium refund other than when a policy is rescinded by you. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults? Please disclose in the Notes to your financial statements how you are accounting for such refunds, and tell us the applicable accounting literature upon which you relied.
    - You disclose on page 79 that you experienced an increase in the number of disagreements in 2009 with your decision to rescind coverage, and if you are unsuccessful in defending your rescission decisions beyond expected levels, you may need to re-establish loss reserves for such rescinded loans. Please disclose the amount of risk in force subject to these disagreements.
    - How, as an operational matter, a reinstatement works, including the contractual rights of the insured to appeal and/or arbitrate the rescission, the timing of the appeals and/or arbitration process, and at what point you deem a rescission is resolved.
    - Whether you have sought or are planning to seek recoveries from mortgage insurance beneficiaries for previously paid claims. If so, please disclose in the Notes to your financial statements how you are accounting for such recoveries, and tell us the applicable accounting literature upon which you relied.

Results of Operations
Segment Results
U.S. Mortgage Insurance Operations
Insurance and risk in force, page 91

3. Please provide us draft disclosure for future filings to revise your tabular disclosure of the ten states with the highest risk in force shown on page 91 and the loans with certain characteristics identified by PMI as having heightened risk (per page 26) shown on page 93 to also disclose the associated reserve for losses and loss adjustment expenses related to each line item.

Critical Accounting Estimates, page 113

4. Your reinsurance recoverables increased by $220.87 million to $703.55 million as of December 31, 2009 compared to December 31, 2008, and your recoverables were primarily from captive arrangements, per Note 11, that primarily provide for excess-of-loss reinsurance, per page 31. Within Note 2, you disclose that reinsurance agreements typically provide for a recovery of a proportionate level of claim expenses from reinsurers; however, it appears that reinsurance recoveries related to excess-of-loss agreements would not be proportionate to the level of claim expenses. Please provide us

draft disclosure for future filings to revise your accounting policy for reinsurance within your Notes to address excess-of-loss contracts, and expand your discussion within Critical Accounting Estimates to address the following related to your reinsurance recoverables estimate:

- The amount of reinsurance recoverable related to each type of reinsurance contract;
- The methodology and key assumptions you use to estimate your reinsurance recoverables; and
- Whether your reinsurance recoverables valuation methodology is consistent with the methodology you use for estimating reserves for losses and loss adjustment expenses.

Reserves for Losses and LAE
U.S. Mortgage Insurance Operations, page 113

5. You disclose on page 113 that you consider the effect of projected future rescission activity with respect to the current inventory of delinquent loans, and such consideration has materially reduced your loss reserve estimates, and to the extent you must reverse your rescissions beyond recent levels or future rescission activity is lower than expected, you may need to significantly increase your loss reserve estimates in future periods. Additionally, on page 73 of your Form 10-Q for the Quarterly Period Ended September 30, 2010, you disclose that your expectations regarding future levels of loan modifications, rescissions and claim denials factor into your loss reserve estimation process. Please address the following:

- Tell us why it is appropriate under GAAP to reduce your loss reserves by estimating rescissions and claim denials. Please reference the authoritative accounting guidance upon which you relied. In addition, provide us draft disclosure for future filings to describe the methods you used to determine your estimate of loan modifications, rescissions and claim denials.
- Please provide us draft disclosure for future filings to disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management's best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
- You disclose on page 73 of your Form 10-Q for the Quarterly Period Ended September 30, 2010 that management's best estimate was below the actuarial midpoint primarily due to your views with respect to the ultimate cure rates of your pending delinquencies, and that management believes that the likely ultimate benefit of the resolution of these delinquencies, including through loan modifications, loan work-outs and borrowers bringing their loans current, is not fully reflected in available data, and accordingly was not able to be fully considered in the development of the actuarial range. Please provide us draft disclosure for future filings to address the differences between the data that was available to the actuaries and the data that management utilized to make their best estimate.
- Provide us draft disclosure for future filings as to the extent to which a backlog related to the processing of rescissions and reinstatements exists, and how the backlog affects your reserve estimate.

- Provide us draft disclosure for future filings to indicate whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please disclose how you developed the assumptions used and quantify the amount for the periods presented.

6. You disclose that your estimation process uses generally recognized actuarial projection methodologies on page 114. Provide us draft disclosure for future filings to specifically identify what methodologies and/or models you utilize.

7. Refer to your disclosure on pages 114 and 115 and Note 8. related to the reconciliation of your U.S. Mortgage Insurance Operations' beginning and ending reserves for losses and LAE, and provide us draft disclosure for future filings to address the following:
   - Quantify the change in the current year and prior year liability related to rescission activity, claim denials, modifications, and other significant loss mitigation efforts. Additionally, disclose the reduction in loss reserves separately related to rescissions and to loan modifications as of the end of each period presented;
   - Separately, quantify the adverse development in the modified pool insurance portfolio related to the prior year liability, including the offsetting effects of restructurings completed in 2009, as described on page 78; and

Premium Deficiency Analysis, page 122

8. You state that there was no premium deficiency in your U.S. Mortgage Insurance Operations segment despite continued significant losses in 2009. Provide us draft disclosure for future filings of your expected premium excess for this segment. Refer to ASC 944- 60-25-4. In addition, please tell us what consideration was given to separately analyzing the contracts, by channel or by product, within your U.S. Mortgage Insurance Operations for a premium deficiency.

Schedule 14A Filed April 12, 2010

Executive Compensation
2009 Long-Term Cash Incentives, page 25

9. We note your statement that the specific numeric metrics for Cash Components A and B are confidential and that the release of such information is likely to cause competitive harm to the Company. Please confirm that when you measure the achievement of each Component, at the end of the two and three-year performance periods, you will disclose the specific numeric metrics that are now omitted and the results corresponding to the level actually achieved. We note that the metrics are the type of information you regularly disclose on a historical basis.

Grants of Plan-Based Awards in 2009, page 34

10. The column "Grant Date Fair Value of Stock and Options Awards ($)" should disclose the aggregate grant date fair value of each stock and option award rather than the value

per stock unit or per stock option. Please confirm that in future filings you will disclose aggregate grant date fair values.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements
Note 7. Reserve for Losses and Loss Adjustment Expenses (LAE), page 23

11. You disclose the increase in prior years' reserves in the first nine months of 2010 was partially offset by the recognition of a future cash flow stream with an estimated fair value of $82.3 million, as of the restructure dates, related to your restructuring of modified pool policies in the first and second quarter of 2010. Provide us draft disclosure for future filings to state the nature of this future cash flow stream, including your right to the cash flow stream and how you estimated its fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant